

10030246

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAY 28 2010
Washington, DC
110

SEC FILE NUMBER
8- 66961

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2009 (MM/DD/YY) AND ENDING 03/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Toyota Financial Services Securities USA Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19001 South Western Avenue
(No. and Street)

Torrance	CA	90501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Ro (310) 468-7758
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Ro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toyota Financial Services Securities USA Corporation, as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

See attached certificate

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles

On May 25 2010 (Date) before me, Karen H. Conklin, Notary Public (Here Insert Name and Title of the Officer)

personally appeared Nicholas Ro (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(ies), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



KAREN H. CONKLIN
Commission # 1865803
Notary Public - California
Los Angeles County
My Comm. Expires Oct 18, 2013

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal and/or Stamp Above

Signature: [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: March 31, 2010 Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Corporate Officer — Title(s): ______
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

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Signer's Name: ______
- ☐ Corporate Officer — Title(s): ______
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

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Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Index
March 31, 2010

Page

Audited Financial Statements

Supplementary Information

Supplementary Report

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors

To Board of Directors and Stockholder of
Toyota Financial Services Securities USA Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of income, stockholder's equity and cash flows present fairly, in all material respects, the financial position of Toyota Financial Services Securities USA Corporation at March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 21, 2010

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Statement of Financial Condition
March 31, 2010

Assets	
Cash and cash equivalents	$ 2,847,117
Deposits	4,025
Total assets	$ 2,851,142
Liabilities and Stockholder's Equity	
Accounts payable and other liabilities	$ 50,564
Total liabilities	50,564
Stockholder's equity	
Capital stock, $0.001 par value; 10,000 shares authorized;2,500 issued and outstanding	3
Additional paid-in-capital	249,997
Retained earnings	2,550,578
Total stockholder's equity	2,800,578
Total liabilities and stockholder's equity	$ 2,851,142

See accompanying notes to financial statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Statement of Income
For the Year Ended March 31, 2010

Commission revenues	$ 885,000
Interest income	5,320
Total income	890,320
Total operating expenses	54,165
Income before income taxes	836,155
Provision for income taxes	309,466
Net income	$ 526,689

See accompanying notes to financial statements.

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Statement of Stockholder's Equity

For the Year Ended March 31, 2010

	Capital Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at March 31, 2009	2,500	$ 3	$ 249,997	$ 2,023,889	$ 2,273,889
Net income	–	–	–	526,689	526,689
Balance at March 31, 2010	2,500	$ 3	$ 249,997	$ 2,550,578	$ 2,800,578

See accompanying notes to financial statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Statement of Cash Flows
For the Year Ended March 31, 2010

Cash flows from operating activities	
Net income	$ 526,689
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Increase in deposits	(1,570)
Increase in accounts payable and other liabilities	22,494
Total adjustments	20,924
Net cash provided by operating activities	547,613
Net increase in cash	547,613
Cash at the beginning of the period	2,299,504
Cash at the end of the period	$ 2,847,117

Supplemental Disclosures	
Income taxes paid	$ 286,972
Cash paid for interest	$ -

See accompanying notes to financial statements.

1. Nature of Operations

Toyota Financial Services Securities USA Corporation ("TFSS" or the "Company") was incorporated in Delaware on January 31, 2005 and commenced operations on November 15, 2005. TFSS is wholly owned by Toyota Financial Services Americas Corporation ("TFSA"), a California corporation, which is a wholly owned subsidiary of Toyota Financial Services Corporation ("TFSC"), a Japanese corporation. TFSC, in turn, is a wholly owned subsidiary of Toyota Motor Corporation ("TMC"), a Japanese corporation. TFSC manages TMC's worldwide finance operations. The Company's business is substantially dependent upon selling medium term notes issued by Toyota Motor Credit Corporation ("TMCC"), which is a wholly owned subsidiary of TFSA.

TFSS is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") (previously known as National Association of Securities Dealers) and securities commissions in multiple states. TFSS was formed for the purpose of directly offering Toyota debt products to the United States debt market.

Subsequent to the Company's incorporation, an application was filed with FINRA to request the ability to conduct business as a broker-dealer. In November 2005, the Company received approval from FINRA. The original business plan targeted medium term notes issued by TMCC.

The Company is headquartered in Torrance, California and has no branches or sales offices. Administrative and back office support is provided by or on behalf of its parent, TFSA, in the form of shared services to support the formation and ongoing operations of TFSS. Such services are governed by a Shared Expense Agreement between TFSA and the Company.

2. Summary of Significant Accounting Policies

Revenue Recognition
The Company earns commissions on securities transactions executed on behalf of its affiliate, TMCC. Revenues are recognized in the period in which the services are performed and are recorded on a trade date basis.

Cash and Cash Equivalents
Cash equivalents, consisting of money market instruments, represent highly liquid investments with original maturities of three months or less. Given its short term nature, carrying value approximates fair value. The Company holds cash in financial institutions in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institutions and assess the credit risk.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are adjusted to reflect changes in tax rates and laws in the period such changes are enacted resulting in adjustments to the current fiscal year's provision for income taxes.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)
The Company is part of the TFSA consolidated federal income tax return. TFSS does not file a separate state income tax return but may be included in the consolidated/combined state income tax returns with Toyota Motor North America ("TMA") or other subsidiaries of TFSA. State income tax expense, however, is generally recognized as if TFSS filed its tax returns on a stand-alone basis.

In those states where TFSS joins in the filing of consolidated or combined income tax returns, TFSS is allocated its share of the total income tax expense based on combined allocation/apportionment factors and separate company income or loss. Based on the state tax sharing agreement between TFSA and TMA, TFSS pays for its share of the combined income tax expense and is reimbursed for the benefit of any of its tax basis losses utilized in the combined state income tax returns.

Subsequent Events
We evaluate subsequent events through the date of financial statement issuance.

3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or distributions be paid if certain minimum net capital requirements are not met. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. The regulations require the Company to meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets and liabilities, as calculated under regulatory accounting practices. At March 31, 2010, the Company's net capital, as defined, was $2,741,543 which was $2,736,543 in excess of its required net capital of $5,000.

4. Provision for Income Taxes

Income tax expense consists of the following:

	For the period from April 1, 2009 – March 31, 2010
Current	
Federal	$ 283,536
State	25,930
Total current	309,466
Total deferred	–
Provision for income taxes	$ 309,466

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

	For the period from April 1, 2009 – March 31, 2010
Provision for income taxes at U.S. federal statutory tax rate	35.00%
State and local taxes (net of federal tax benefit)	2.01%
Effective tax rate	37.01%

5. Related Party Transactions

The Company has entered into a Shared Expense Agreement with TFSA to support the ongoing administration, marketing and operation of the Company. As part of this agreement, TFSA and certain of its other subsidiaries, provide the Company with office space, office equipment, office supplies, administrative services and other services at no cost to the Company. No amounts are due as of March 31, 2010 relating to the Shared Expense Agreement.

As mentioned in Note 2, all commission revenues earned by the Company are related to securities transactions executed on behalf of its affiliate, TMCC. Commission revenues are earned at a contracted rate that does not necessarily represent market rates.

The Company has recorded income taxes payable to an affiliate of $20,564 which is included within accounts payable and other liabilities on the statement of financial condition.

6. Contingencies

In the normal course of business, the Company is party to various claims as well as various regulatory examinations. As of March 31, 2010, there was no pending litigation or claims against the Company.

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1

March 31, 2010

Net Capital	
Stockholder's Equity	$2,800,578
Less: Non-Allowable Assets	4,025
Net Capital before Haircuts on Security Positions	2,796,553
Haircut on Security Positions	55,010
Net Capital	$2,741,543
Aggregate Indebtedness	$ 50,564
Computation of Basic Net Capital Requirement	
6 2/3% of Aggregate Indebtedness	3,371
Minimum Net Capital	5,000
Excess Net Capital	2,736,543
Excess Net Capital at 120%	2,735,543
Aggregate Indebtedness/Net Capital	0.02

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Schedule II – Statement Pursuant to Rule 17a-5(d)(4) under the Securities Exchange Act of 1934
For the Year Ended March 31, 2010

There are no differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's March 31, 2010 Part IIA FOCUS filing.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Schedule III – Statement Regarding Rule 15c3-3
For the Year Ended March 31, 2010

The Company is exempt from the Reserve Requirement of Computation according to the provision of rule 15c3-3 (k)(2)(i).

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Schedule IV – Statement Regarding Rule 15c3-3

For the Year Ended March 31, 2010

The Company is exempt from the Rule15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
Toyota Financial Services Securities USA Corporation:

In planning and performing our audit of the financial statements of Toyota Financial Services Securities USA Corporation (the "Company") as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



May 21, 2010

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 with Report of Independent Auditors March 31, 2010